

November 10, 2022

Yimin Wu
Chief Executive Officer
Infobird Co., Ltd
Room 12A05, Block A, Boya International Center
Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

Re: Infobird Co., Ltd
Form 20-F for the fiscal year ended December 31, 2021
Response dated September 15, 2022
File No. 001-40301

Dear Yimin Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology